UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

P. Rupert Russell, Esq.

Shartsis Friese LLP

One Maritime Plaza

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29270J100

1.	Names of Reporting Persons. Ole Peter Lorentzen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) _X___

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,840,334
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,840,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,840,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ludvig Lorentzen AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) _X___

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,400,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 29270J100
Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value (the "Stock"), of Energy Recovery, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1717 Doolittle Drive, San Leandro, California 94577.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Ole Peter Lorentzen

Ludvig Lorentzen AS (“Ludvig Lorentzen”)
(collectively, the "Filers").

(b)	The business address of the Filers is: Postboks A, Bygdøy, 0211, Oslo, Norway.

(c)	Present principal occupation or employment of the Filers (as well as Nils A. Foldal and Peder Lorentzen) and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Ludvig Lorentzen is a privately owned investment company. Ole Peter Lorentzen is its Chairman and controlling owner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ludvig Lorentzen is organized in Norway and Ole Peter Lorentzen is a citizen of Norway.

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CUSIP No. 29270J100
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (based on the average price paid) used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Ole Peter Lorentzen	BK, PF	$ 1,453,102
Ludvig Lorentzen AS	BK, WC	$ 21,120,000

See also Item 6, which is incorporated herein.

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. Ludvig Lorentzen has a concentrated investment strategy and typically invests in only a few companies, in which it typically hold positions for 7-15 years. It usually seeks a seat on the board of directors of the companies in which it invests to use its influence to enhance the success of such companies. Ole Peter Lorentzen is on the board of directors of the Issuer. The Filers have lengthy experience in working with management and the boards of directors of portfolio companies to achieve successful results for those companies and all of their shareholders.

Ludvig Lorentzen sold for a purchase price of $7.52 per share to Raymond James & Associates, Inc. as purchaser and principal under a registration statement on Form S-3 (File No. 333-233730) 1,500,000 shares of the Stock pursuant to the terms and conditions of a Purchase and Sale Agreement dated May 12, 2020 (the “Purchase and Sale Agreement”) incorporated by reference as Exhibit D. As part of the Purchase and Sale Agreement, Ludvig Lorentzen agreed, inter alia, not to sell any other shares of the Stock held by Ludvig Lorentzen for 30 days after May 14, 2020 (the date when the sale closed). The Filers presently have an amicable relationship with the management and board of directors of the Issuer and believe in the direction and strategy of the Issuer and its prospects.

In pursuing their investment purposes, the Filers may also from time to time hold, vote, trade and dispose of the Stock and may formulate other plans and take other actions with respect to the Stock.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. Other than the Purchase and Sale Agreement described above, the Filers effected no other transactions in the Stock in the past 60 days.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Ole Peter Lorentzen is the controlling owner of Ludvig Lorentzen. The Stock reported as being beneficially owned by Ole Peter Lorentzen includes Stock held by Ludvig Lorentzen and other accounts controlled by Ole Peter Lorentzen. As described above, Ludvig Lorentzen sold 1,500,000 shares of the Stock of the Issuer pursuant to the Purchase and Sale Agreement.

Ludvig Lorentzen originally borrowed some of the funds used to purchase the Stock using an equity margin loan and derivatives facility that it has with Skandinaviska Enskilda Banken (“SEB”) that permits it to purchase securities generally that include but are not specific to the Stock, in an amount of up to NOK 150,000,000, which as of the date of this filing is equivalent to approximately U.S. $15,000,000. The credit facility is secured by various securities Ludvig Lorentzen purchases with the facility from time to time, among which is currently some of the Stock. The current terms of the credit facility are reflected in the Confirmation of Equity Margin Loan and Derivatives Facility incorporated by reference as Exhibit B (including the current limit of up to NOK 150,000,000) and the Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen and Skandinaviska Enskilda Banken AB (publ), Oslo Branch incorporated by reference as Exhibit C. If Ludvig Lorentzen defaults on the credit facility, SEB could effectively foreclose and sell those shares of the Stock and other securities securing the credit facility.

Ludvig Lorentzen has also an informal credit facility of up to NOK 175,000,000, which as of the date of this filing is equivalent to approximately U.S. $17,500,000, with Den Norske Banken ASA (publ) (“DnB”). This informal credit facility with DnB is secured by various securities Ludvig Lorentzen purchases with the facility from time to time, among which is currently 3,000,000 shares of the Stock. If Ludvig Lorentzen defaults on such credit facility, DnB could effectively foreclose and sell such Stock and other securities securing such informal credit facility.

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CUSIP No. 29270J100

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

EXHIBIT B Confirmation of Equity Margin Loan and Derivatives Facility, incorporated by reference to Amendment No. 2 to the Filers’ Schedule 13D filed May 9, 2014

EXHIBIT C Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen AS and Skandinaviska Enskilda Banken AB (publ), Oslo Branch, incorporated by reference to Amendment No. 2 to the Filers’ Schedule 13D filed May 9, 2014

EXHIBIT D Purchase and Sale Agreement between Ludvig Lorentzen AS and Raymond James & Associates, Inc. dated May 12, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020

/s/ Ole Peter Lorentzen

Ludvig Lorentzen AS

By: /s/ Ole Peter Lorentzen

Chairman

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CUSIP No. 29270J100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Ole Peter Lorentzen as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 16, 2013

Ludvig Lorentzen AS

By: Nils A. Foldal

Chief Executive Officer

Ole Peter Lorentzen

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CUSIP No. 29270J100

EXHIBIT D

PURCHASE AND SALE AGREEMENT

May 12, 2020

Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Ladies and Gentlemen:

Ludvig Lorentzen AS (the “Selling Stockholder”) confirms its agreement with Raymond James & Associates, Inc., (“you” or “Raymond James”), with respect to the sale by the Selling Stockholder to Raymond James subject to the terms and conditions described in this Agreement, of an aggregate of 1,500,000 (the “Purchased Shares”) shares of common stock (the “Common Shares”), par value $0.001 per share, of Energy Recovery, Inc., a Delaware corporation (the “Company”). The Common Shares are described in the Registration Statement referred to below.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (File No. 333- 233730) (the “registration statement”), which became effective on September 27, 2019 , for the registration of at least the Purchased Shares, under the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder (collectively, the “Act”), which sets forth the plan of distribution of the Common Shares and additional information concerning the Company and its business and the Selling Stockholder. Except where the context otherwise requires, “Registration Statement,” as used herein, means the registration statement, as amended at the time of such registration statement’s effectiveness for purposes of Section 11 of the Act, as such section applies to Raymond James, including (1) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein, (2) any information contained or incorporated by reference in a prospectus filed with the Commission pursuant to Rule 424(b) under the Act, to the extent such information is deemed, pursuant to Rule 430B or Rule 430C under the Act, to be part of the registration statement at the effective time, and (3) any registration statement filed to register the offer and sale of Common Shares pursuant to Rule 462(b) under the Act.

Except where the context otherwise requires, “Prospectus” means the prospectus filed as part of the Registration Statement, together with any amendments or supplements thereto as of the date of this Agreement. Any reference herein to the Registration Statement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference, or deemed to be incorporated by reference, therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents. Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include the filing of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”) on or after the initial effective date of the Registration Statement or the date of the Prospectus and deemed to be incorporated therein by reference.

The Selling Stockholder and Raymond James agree as follows:

1.       Purchase of the Purchased Shares by Raymond James as Principal.

(a)	On the date hereof the Selling Stockholder shall sell to Raymond James, and Raymond James agrees to purchase as purchaser and principal from the Selling Stockholder at a minimum $7.52 per Common Share (which minimum amount per Common share shall be net of all expenses, costs, fees, discounts and commissions), the Purchased Shares on the terms set forth below (the “Net Purchase Price Per Share” and the aggregate proceeds with respect to all of the Purchased Shares using the Net Purchase Price Per Share, being referred to as the “Net Purchase Price”).
(b)	Payment of the Net Purchase Price for the Purchased Shares sold by the Selling Stockholder on the Closing Date (as defined below) pursuant to this Agreement shall be made to the Selling Stockholder by federal funds wire transfer against delivery of the Purchased Shares to Raymond James through the facilities of the Depository Trust Company for purchase from the Selling Stockholder by Raymond James acting as principal. Such payment and delivery shall be made at or about 10:00a.m., local time in New York, New York, on the second business day (or such other day as may, from time to time, become standard industry practice for settlement of such a securities offering) following the date of this Agreement (the “Closing Date”). Prior to the Closing Date, the Selling Stockholder shall provide Raymond James wire transfer instructions for remission of the Net Purchase Price.

2.       Representations and Warranties of the Selling Stockholder. The Selling Stockholder represents and warrants to Raymond James that, on and as of (i) the date hereof, and (ii) the Closing Date:

(a)	The Selling Stockholder has full power and authority to enter into this Agreement. All authorizations and consents necessary for the execution and delivery by the Selling Stockholder of this Agreement have been given. This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Stockholder and constitutes a valid and binding agreement of the Selling Stockholder and is enforceable against the Selling Stockholder in accordance with the terms thereof and hereof.
(b)	The Selling Stockholder now has, and immediately prior to the Closing Time will be the beneficial owner of the Purchased Shares subject to this Agreement, (i) in each case free and clear of all liens, encumbrances and claims whatsoever (save as set forth in Exhibit A) and (ii) full legal power and authority to enter into this Agreement and to sell, transfer and deliver the Purchased Shares to Raymond James and to make the representations, warranties and agreements made by the

Selling Stockholder herein. Upon (i) payment for the Purchased Shares to be sold by the Selling Stockholder pursuant to this Agreement and (ii) delivery of the Purchased Shares in accordance with this Agreement as directed by Raymond James, Raymond James will acquire valid and good title with respect to the Purchased Shares.

(c)	The performance of this Agreement by the Selling Stockholder and the consummation by the Selling Stockholder of the transactions contemplated herein and therein will not conflict with, or result in any breach of, or constitute a default under (nor constitute any event which with notice, lapse of time, or both would constitute a breach of, or default under), (i) any provision of the certificate or articles of incorporation, other charter or similar constitutive documents, or the bylaws of the Selling Stockholder, or (ii) any provision of any license, indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which the Selling Stockholder is a party or by which it or its properties may be bound or affected, or (iii) under any federal, state, local or foreign law, regulation or rule or any decree, judgment or order applicable to the Selling Stockholder; or result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or asset of the Selling Stockholder.
(d)	No approval, authorization, consent or order of or filing with any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency having jurisdiction over the Selling Stockholder or any of its properties is required in connection with the Selling Stockholder’s execution, delivery and performance of this Agreement, its consummation of the transactions contemplated herein and its sale and delivery of the Common Shares.
(e)	The sale of the Common Shares proposed to be sold by the Selling Stockholder is not prompted by the Selling Stockholder’s knowledge of any material adverse information concerning the Company or the Common Shares. The Company has not disclosed to the Selling Stockholder, and such Selling Stockholder is not aware of, any information that would constitute material non-public information.
(f)	The Company will have filed prior to the Closing Date a prospectus supplement concerning the Purchased Shares; and the Selling Stockholder has not taken, directly or indirectly, any action intended, or which would reasonably be expected, to cause or result in, under the Act or otherwise, or which has constituted, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Purchased Shares.
(g)	The Selling Stockholder has not relied upon Raymond James or legal counsel for Raymond James for any legal, tax or accounting advice in connection with any offering and sale of the Common Shares.
(h)	Neither the Selling Stockholder nor, to the knowledge of the Selling Stockholder, any agent, affiliate or other person associated with or acting on behalf of the Selling Stockholder has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law; (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit; or (v) or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that currently is the subject to any U.S. sanctions administered by OFAC or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of U.S. sanctions administered by OFAC.

(i)	No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Selling Stockholder with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Selling Stockholder, threatened. As used in this Agreement, the term “Anti-Money Laundering Laws” means the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency.
(j)	The Selling Stockholder has not taken and will not take on or prior to the Closing Date, directly or indirectly, any action designed to or that would reasonably be expected to cause or result in any stabilization or manipulation of the price of the Purchased Shares.
(k)	The Selling Stockholder does not have any preemptive right, co-sale right or right of first refusal or other similar right to purchase any of the Purchased Shares; and the Selling Stockholder does not own any warrants, options or similar rights to acquire, and does not have any right or arrangement to acquire, any of the Purchased Shares.

(l)	The Selling Stockholder is not a member of or an affiliate of or associated with any member of FINRA.

3.       Covenants of the Selling Stockholder. The Selling Stockholder covenants and agrees with Raymond James as follows:

(a)	If prior to the Closing Date, to the knowledge of the Selling Stockholder, any agent, affiliate or other person associated with or acting on behalf of the Selling Stockholder: (i) any event shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Selling Stockholder will, before closing this Agreement, notify Raymond James of the existence thereof.
(b)	The sale hereunder by the Selling Stockholder shall be deemed to be an affirmation that the representations and warranties of the Selling Stockholder herein contained herein are true and correct at the date hereof andsuch representations and warranties will be true and correct on the Closing Date (it being understood that such representations and warranties shall relate to the Registration Statement and the Prospectus as amended and supplemented at the date hereof and to the time of the Closing Date.
(c)	The Registration Statement and the Prospectus, as amended or supplemented from time to time, shall not to the knowledge of the Selling Stockholder, any agent, affiliate or other person associated with or acting on behalf of the Selling Stockholder contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading at the date hereof and at the Closing Date.
(d)	During the period beginning on the date hereof and ending on the date 30 days after the Closing Date, without the prior written consent of Raymond James, such consent not to be unreasonably withheld, the Selling Stockholder will not, (i) directly or indirectly, sell, offer or contract to sell or otherwise dispose of or transfer any of the Common Shares not sold pursuant to this Agreement, or (ii) enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Shares whether any such swap or transaction is to be settled by delivery of shares of Common Shares or other securities of the Company, in cash or otherwise.

4.       Conditions of Raymond James’s Obligation to Purchase Common Shares. Raymond James’s obligation to, as the case may be, purchase, the Purchased Shares shall be subject to the satisfaction of the following conditions at the time of closing on the Closing Date:

(a)	The representations and warranties of the Selling Stockholder contained in this Agreement shall be true and correct in all material respects.
(b)	The Selling Stockholder shall have performed and observed its covenants and other obligations hereunder in all material respects.
(c)	No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the sale of the Purchased Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the sale of the Purchased Shares.
(d)	The Registration Statement shall remain effective under the Act.

5.       Termination by Raymond James. This Agreement and the obligations of Raymond James hereunder may be terminated, in the sole and absolute discretion of Raymond James, if at any time, any of the conditions specified in Section 4 above shall not have been fulfilled when and as required by this Agreement to be fulfilled.

6.       If Raymond James elects to terminate this Agreement as provided in this Section 6, Raymond James shall promptly notify the Selling Stockholder of such termination by telephone, promptly confirmed by facsimile or email stating in reasonable detail the basis therefor.

7.       Termination by Selling Stockholder. The Selling Stockholder may terminate this Agreement for any reason upon giving one business day’s prior notice to Raymond James. Any such termination shall be without liability of any party to any other party.

8.	Indemnity and Contribution.
(a)	The Selling Stockholder agrees to indemnify and hold harmless Raymond James, its affiliates, directors and officers and each person, if any, who controls Raymond James within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), that arise out of, or are based upon the Selling Stockholder’s knowledge as an owner of the Common Shares or O.P. Lorentzen being a member of the Board of Directors of the Company of (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, as amended or supplemented from time to time, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, (ii) or any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)	If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to Section 8(a) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 8(b) except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 8(b). If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary or (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for Raymond James, its affiliates, directors and officers and any control persons of Raymond James shall be designated in writing by Raymond James and any such separate firm for the Selling Stockholder shall be designated in writing by the Selling Stockholder. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding.

(c)	If the indemnification provided for in Section 8(a) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Selling Stockholder, on the one hand, and Raymond James, on the other, from this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Selling Stockholder, on the one hand, and Raymond James, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The Selling Stockholder and Raymond James agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(c) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in Section 8(c) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
(d)	The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of communication, and if to Raymond James, shall be sufficient in all respects if delivered to Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, Attn: Kent Nelson, email: Kent.Nelson@raymondjames.com, and with copy for informational purposes to Brad Cole, email: Brad.Cole@raymondjames.com; and if to the Selling Stockholder, shall be sufficient in all respects if delivered or sent to nfoldal@ludviglorentzen.no , opl@ludviglorentzen.no

9.       No Fiduciary Relationship. The Selling Stockholder acknowledges and agrees that Raymond James is acting solely in the capacity of an arm’s length purchaser from the Selling Stockholder with respect to the Purchased Shares and not as a financial advisor or a fiduciary to, or an agent of, the Selling Stockholder or any other person. Additionally, Raymond James is not advising the Selling Stockholder or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Selling Stockholder shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and Raymond James shall have no responsibility or liability to the Selling Stockholder with respect thereto. Any review by Raymond James of the Selling Stockholder, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of Raymond James and shall not be on behalf of the Selling Stockholder.

10.       Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split effected with respect to the Common Shares.

11.       Raymond James as Market Maker. Raymond James and one or more of its affiliates may make markets in the Common Shares or other securities of the Company, in connection with which they may buy and sell, as agent or principal, for long or short account, Common Shares or other securities of the Company, at the same time that Raymond James is purchasing the Purchased Shares pursuant to this Agreement; provided that Raymond James acknowledges and agrees that any such transactions unrelated to the Purchased Shares are not being, and shall not be deemed to have been, undertaken at the request or direction of, or for the account of, the Selling Stockholder, and that the Selling Stockholder has and shall have no control over any decision by Raymond James and its affiliates to enter into any such transactions.

12.       Governing Law; Construction. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement (“Claim”), directly or indirectly, shall be governed by, and construed in accordance with, the laws of the State of New York, other than rules governing choice of applicable law. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

13.       Submission to Jurisdiction. Except as set forth below, no Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have nonexclusive jurisdiction over the adjudication of such matters, and the Selling Stockholder consents to the jurisdiction of such courts and personal service with respect thereto. Each of Raymond James and the Selling Stockholder, on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates, waives to the extent permitted by law any right it may have to trial by jury in any action, proceeding or counterclaim, whether based upon contract, tort or otherwise, in any way arising out of or relating to this Agreement. Each of Raymond James and the Selling Stockholder agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon Raymond James or the Selling Stockholder and may be enforced in any other courts in the jurisdiction of which the Selling Stockholder is or may be subject, by suit upon such judgment.

14.       Parties in Interest. The Agreement herein set forth has been and is made solely for the benefit of Raymond James and the Selling Stockholder and to the extent provided in Section 8 hereof any controlling persons, directors and officers referred to in such section, and their respective successors, assigns, heirs, personal representatives and executors and administrators. No other person, partnership, association or corporation (including a purchaser, as such purchaser, from Raymond James) shall acquire or have any right under or by virtue of this Agreement.

15.       Counterparts. This Agreement may be signed by electronic signature and in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

16.       Successors and Assigns. This Agreement shall be binding upon Raymond James and the Selling Stockholder and their successors and assigns and any successor or assign of any substantial portion of the Selling Stockholder’s and Raymond James’s respective businesses and/or assets.

17.       Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Selling Stockholder and Raymond James contained in this Agreement or made by or on behalf of the Selling Stockholder or Raymond James pursuant to this Agreement shall survive for one year only the delivery of and payment for the Purchased Shares and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Selling Stockholder or Raymond James.

18.       Certain Defined Terms. For purposes of this Agreement, except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under Act.

19.       Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

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CUSIP No. 29270J100

If the foregoing correctly sets forth the understanding among the Selling Stockholder and Raymond James, please so indicate in the space provided below for the purpose, whereupon this letter and your acceptance shall constitute a binding agreement between the Selling Stockholder and Raymond James.

Very truly yours,

Ludvig Lorentzen AS

/s/ Ole Peter Lorentzen

_______________________

Ole Peter Lorentzen

Chairman of Ludvig Lorentzen AS

Accepted and agreed to as of the

date first above written:

RAYMOND JAMES & ASSOCIATES, INC.

By: __________________________

Name: Kent Nelson

Title: Senior Managing Director , Equity Capital Markets

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CUSIP No. 29270J100

EXHIBIT A

See footnote 2 to the Selling Stockholder table on page S-4 in the Company’s prospectus supplement. The Purchased Shares are pledged as security for loans made to the Selling Stockholder by Den Norske Bank. Such pledge will be automatically released on the payment by Raymond James to an account identified by the Selling Stockholder with DnB Den Norske Bank of the Net Purchase Price on the Closing Date.